OMV

News Release

April 8, 2004
8.00am (UK time) – 9.00am (CET)

www.omv.com

OMV sells share in Venezuelan oil field Cabimas

- **Focus on core regions in line with OMV strategy**
- **Agreement signed with Petroleum Technical Services Corporation**

OMV, Central Europe's leading oil and gas group, signed a sale and purchase agreement for its 90% interest in the OMV operated Cabimas oilfield with Petroleum Technical Services Corporation (PTS) on April 7, 2004. PTS is a shareholder of Suelopetrol, which holds a 10% interest in the Cabimas project. Partners agreed not to disclose the sales price. Completion of the transaction will be reached once approval by the State Oil Company PDVSA of Venezuela will have been obtained.

In 2003 OMV acquired the entire international E&P portfolio of Preussag Energie International GmbH including the 90% operated interest in the Cabimas onshore oilfield in Western Venezuela. Lately OMV's share of production from Cabimas was 5,700 bbl/d. In addition OMV acquired a 30% non-operated interest in the Boquerón onshore oilfield in Eastern Venezuela.

Latin America not a core area for OMV

The sale is in line with OMV's stated strategy of focusing its E&P activities on five core areas, namely the Danube/Adriatic region, North Africa, North Sea, Middle East and Australia/New Zealand. The Group holds a balanced international E&P portfolio in 16 countries. During the year 2003 the Company's average daily production volume reached 120,000 boe.

Background on the Cabimas oilfield

The Cabimas oilfield is located on the eastern shore of Lake Maracaibo in the State of Zulia, Venezuela. It was discovered in 1915 and was brought on production in 1925. In 1998 Preussag Energie GmbH took over the operation of the field under a Service Operating Agreement with the Venezuelan State Oil Company PDVSA.

Notes to editors:

OMV Exploration and Production
Accelerated growth in international core regions
Exploration and Production (E&P) – together with Refining and Marketing (R&M), Gas and Chemicals – is one of the four core businesses of OMV Aktiengesellschaft. As an integrated oil and gas group, the balance between E&P and R&M is of strategic importance for OMV. The share of oil and gas produced by OMV related to the amount of crude oil processed in its refineries is now approximately a third, but it is planned to increase this share to 50% in the medium term. In 2003, the Company produced approximately 28 million barrels of crude oil and NGL (natural gas liquids) as well as about 2.44 bcm of natural gas (91.17 bcf). Two thirds of the total volume is produced in the United Kingdom, Libya, Tunisia, Australia, New Zealand, Pakistan, Venezuela, Ecuador and Qatar, with the remaining third in Austria. OMV is either operator or consortium partner in 16 countries. The Company's strategy is to increase its daily production volume from 83,000 boe (barrels of oil equivalent) in 2002 to 160,000 boe by 2008. Within the scope of OMV's investment program, approximately 40% of a total of EUR 1 billion per annum will be spent to finance the growth of E&P between 2004 and 2006.

Following the acquisition of the international assets of Preussag, OMV has more than 410 million boe proved oil and gas reserves.

OMV Aktiengesellschaft with Group sales of EUR 7.64 billion and 6,137 employees in 2003, and a market capitalization of EUR 4.2 billion, is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in 12 CEE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its market position from 9% in 2001 to 20% by 2008. In the Gas segment, OMV has storage facilities as well as a 2,000 km pipeline system and transports 41 bcm annually to countries like Germany, France or Italy. The OMV Group also operates integrated chemicals and petrochemicals plants and holds a 25% stake in Borealis A/S, one of the world´s leading polyolefin producers. Other important holdings are: 50% of EconGas GmbH, 45% of the BAYERNOIL refining network, 9.1% in the Hungarian oil and gas company MOL, and a 25.1% stake in The Rompetrol Group, the largest private oil company in Romania.

— Ends —

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 1 404 40-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villal6n, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January-March and Q1 2004** on May 12, 2004